                                                                    EXHIBIT 20.6

FOR IMMEDIATE RELEASE

              AES TO ACQUIRE DESTEC ENERGY'S INTERNATIONAL BUSINESS

              Acquisition Includes Five Electric Generating Plants

ARLINGTON, VA, February 18, 1997 -- The AES Corporation (NYSE: AES) announced today that it, together with the NGC Corporation ("NGC"), was the winning bidder to acquire Destec Energy, a large independent power producer. AES and NGC teamed up to bid for Destec and offered a winning bid of $1.27 billion (or $21.65 per share of Destec common stock) for all of Destec. Under the terms of the agreement, Destec will merge into a subsidiary of NGC, and immediately thereafter, AES will acquire all of Destec's international assets, with NGC retaining all of Destec's US and other businesses.

The international assets to be acquired by AES for $365 million include five electric generating plants and a number of power projects in development. The acquisition has been approved by Destec's Board of Directors, and remains subject to the approval of Destec's shareholders as well as certain governmental approvals. Dow Chemical, which owns 80 percent of Destec, has agreed to vote in favor of the merger.

The plants to be acquired by AES (with ownership percentages in parenthesis) include the following:

-- 110 MW gas-fired  combined cycle plant in Kingston,  Canada (50 percent);
-- 405 MW gas-fired combined cycle plant in Terneuzen, Netherlands (50 percent); -- 140 MW gas-fired simple cycle plant in Cornwall, England (100 percent);
-- 235 MW  oil-fired  simple  cycle plant in Santo  Domingo,  Dominican
   Republic  (100 percent); and
-- 1600 MW coal-fired plant in Victoria, Australia (20 percent).

The   acquisition   by  AES  also   includes   a  number  of   Destec's   non-US
development-stage power projects in Taiwan, England, Germany, Philippines, Australia, and Columbia with a total capacity of approximately 2600 MW.

Mr. Thomas Tribone, President of AES Americas, commented, "This transaction is a great strategic fit with our existing plants and gives us a stepping stone into new countries and markets around the world. The projects in development are of great interest and we are optimistic that some of these projects can be converted into operating plants."

Mr. Dennis Bakke, President and CEO of AES, stated, "We were delighted to have this chance to work together with NGC. AES and NGC each had an interest in various parts of Destec's business, and we were able to combine our efforts to achieve a strategic fit for each of us. The spirit of cooperation during the bidding process was outstanding. This deal allows us to aggressively expand our global power company."

AES is a leading global power company that currently owns or has an interest in thirty-four power facilities totaling over 11,000 megawatts in the United States, Argentina, Brazil, Pakistan, Hungary, Kazakstan, China and the United Kingdom. In addition to having assets of $3.7 billion, the company has more than $5 billion of projects in construction or late stages of development. AES is dedicated to providing electricity worldwide in a socially responsible way.

                                * * * * *
For more general information visit our web site at www.aesc.com or contact investor relations at investing@aesc.com